UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November, 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 21, 2011: Jacada Reports Third Quarter 2011 Results

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	November 21, 2011

2

Jacada Reports Third Quarter 2011 Results

ATLANTA--(BUSINESS WIRE)--November 21, 2011--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the third quarter ended September 30, 2011.

Third Quarter Highlights

  Executed a material multi-year service and solution support agreement with Kabel Deutschland, Germany’s largest cable operator
  Executed an agreement for the development of key integration components that allow Blue Cross Blue Shield of Massachusetts to leverage their existing investments in future strategic initiatives for an integrated provider management system
  Introduced the latest version of Jacada Interface Server (JIS) with updated browser support and extensions to the Jacada knowledge base
  Third quarter revenues were $3.0 million with a net loss of $1.7 million

“We were pleased to extend our relationship with Kabel Deutschland as we continue to provide ongoing professional services for the development of future releases of the company’s unified desktop,” commented Gideon Hollander, co-chief executive officer of Jacada. “This quarter, we also began the development of key integration components for Blue Cross Blue Shield of Massachusetts’ integrated provider management system. This system will allow their agents to more efficiently service healthcare providers by providing access to more organized information.”

“While these agreements extended our services engagements, there were limited software deliveries during the third quarter, reducing our software revenue to $42,000 from $813,000 in the previous quarter,” commented Caroline Cronin, Chief Financial Officer. “While total expenses remained consistent between the second and third quarters of 2011, this reduction in software revenue, which typically carries a higher margin, impacted our net income, increasing our net loss to $1.7 million in the third quarter from $1.1 million in the second quarter.”

Financial Results

For the third quarter of 2011, total revenues were $3.0 million compared to $5.0 million in the third quarter of 2010. Software revenues for the 2011 third quarter were $42,000 compared to $455,000 during the 2010 third quarter. Services revenues were $2.2 million and $3.9 million in the third quarter of 2011 and 2010, respectively. Maintenance revenues improved to $735,000 in the third quarter of 2011 from $651,000 in the 2010 third quarter.

Gross margins were 30% and 39% of total revenues during the 2011 and 2010 third quarters, respectively. Margins were impacted both by the reduction in software revenue, which typically carries a higher margin, and by a reduction in services margins as fixed expenses were absorbed by lower services revenue. Third quarter 2011 operating expenses of $2.6 million, reflecting savings from cost containment measures implemented during the third quarter of 2010, were significantly less than third quarter 2010 operating expenses of $3.5 million.

The 2011 third quarter net loss was $1.7 million or ($0.41) per share compared to a net loss of $1.5 million or ($0.36) per share in the third quarter of 2010.

Conference Call Details

Management will hold a conference call to discuss the third quarter 2011 financial results at 10:30am ET on November 21, 2011. To participate in the teleconference, please call toll-free 888-680-0860 or 617-213-4852 for international callers, and provide pass code 73346396 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PALYQ4CPM. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 1:30 p.m. ET on November 21, 2011. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide pass code 27258901.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	Unaudited
Revenues:
Software licenses	$42	$455	$1,102	$1,585
Services	2,203	3,878	6,485	11,010
Maintenance	735	651	2,070	1,856

Total revenues	2,980	4,984	9,657	14,451

Cost of revenues:
Software licenses	9	65	84	197
Services	1,868	2,793	5,906	8,134
Maintenance	212	199	575	582

Total cost of revenues	2,089	3,057	6,565	8,913

Gross profit	891	1,927	3,092	5,538

Operating expenses:
Research and development	787	926	2,123	2,746
Sales and marketing	792	1,236	2,460	4,141
General and administrative	1,058	1,126	3,125	3,579
Restructuring	-	196	-	196

Total operating expenses	2,637	3,484	7,708	10,662

Operating loss	(1,746)	(1,557)	(4,616)	(5,124)
Financial income, net	63	58	7	107

Loss before taxes	(1,683)	(1,499)	(4,609)	(5,017)
Taxes	(16)	(10)	(19)	(11)

Net loss	(1,699)	(1,509)	(4,628)	(5,028)

Basic and diluted net earnings loss per share	$(0.41)	$(0.36)	$(1.11)	$(1.21)

Weighted average number of shares used in
computing basic and diluted net loss per share	4,159,134	4,159,134	4,159,134	4,158,023

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,320	$5,945
Marketable securities	556	1,240
Trade receivables	2,469	4,081
Restricted cash	489	493
Other current assets	953	1,079

Total current assets	8,787	12,838

LONG-TERM INVESTMENTS:
Marketable securities	9,356	10,809
Severance pay fund	195	186

Total long-term investments	9,551	10,995

PROPERTY AND EQUIPMENT, NET	672	856

Total assets	$19,010	$24,689

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,540	$1,566
Deferred revenues	1,008	1,076
Accrued expenses and other liabilities	1,198	1,478

Total current liabilities	3,746	4,120

LONG-TERM LIABILITIES:
Accrued severance pay	383	366
Other long-term liabilities	2	44

Total long-term liabilities	385	410

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,973	75,829
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit (loss)	(309)	487
Accumulated deficit	(42,982)	(38,354)

Total shareholders' equity	14,879	20,159

Total liabilities and shareholders' equity	$19,010	$24,689

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	Unaudited

Cash flows from operating activities:

Net loss	$(1,699)	$(1,509)	$(4,628)	$(5,028)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92	127	303	374
Stock-based compensation related to options granted to employees,
non employees and directors	43	100	144	389
Decrease in restricted cash	8	-	4	-
Accrued interest and amortization of premium on marketable
securities	-	(15)	6	112
Other than temporary loss on marketable securities	-	-	205	-
Gain from sales of marketable securities	-	-	-	(9)
Decrease (increase) in accrued severance pay, net	(8)	(9)	8	(17)
Decrease in trade receivables, net	1,280	46	1,632	84
Decrease (increase) in other current assets	(60)	(290)	101	474
Increase (decrease) in trade payables	23	(7)	(16)	(326)
Increase (decrease) in deferred revenues	(91)	(115)	(53)	483
Increase (decrease) in accrued expenses and other liabilities	(432)	291	(408)	110
Decrease in other long-term liabilities	(2)	(20)	(42)	(59)
Other		15	15	56

Net cash used in operating activities	(846)	(1,386)	(2,729)	(3,357)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	-	1,210	(10,992)
Proceeds from sale and redemption of available-for-sale marketable
securities	-	-	-	9,727
Decrease in restricted cash held by trustee	-	-	-	141
Proceeds from sale of property and equipment	-	-	-	7
Purchase of property and equipment	(33)	(19)	(119)	(357)

Net cash (used in) provided by investing activities	(33)	(19)	1,091	(1,474)

Cash flows from financing activities:
Proceeds from exercise of stock options	-	-	-	75

Net cash provided by financing activities	-	-	-	75

Effect of exchange rate changes on cash	(41)	229	13	(112)

Decrease in cash and cash equivalents	(920)	(1,176)	(1,625)	(4,868)
Cash and cash equivalents at the beginning of the period	5,240	8,932	5,945	12,624

Cash and cash equivalents at the end of the period	$4,320	$7,756	$4,320	$7,756

JACADA LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

Supplemental Information: Cash and Investments

	September 30,	December 31,
	2011	2010
	Unaudited	Audited

Cash and cash equivalents cash:	4,320	5,945
Marketable securities	9,912	12,049
Restricted cash	489	493

Total cash and investments including restricted cash	$14,721	$18,487

CONTACT:
Jacada
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com